ARKEMA

RECEIVED

2009 MAY 18 A 8:28

May 13th, 2009

**Securities and Exchange Commission**
**Office of International Corporate Finance**
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

09046168

**Rule 12g3-2(b) Exemption**
**File No. 082-34965**

**SUPPL**

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

## Enclosed documents

- Press Releases :
  1. Number of shares and voting rights – April 30, 2009
  2. Arkema announces restructing of its North American operations
  3. Arkema: 1st quarter 2009 results

*REGULATED INFORMATION*

INFORMATION RÉGLEMENTÉE

Colombes, May 12nd, 2009

**Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)**

| Date | Total number of shares | Total number of Voting Right (including shares held by the Company) | Total number of Voting Right (excluding shares held by the Company) |
|---|---|---|---|
| April 30, 2009 | 60 454 973 | 66 230 936 | 66 142 929 |

ARKEMA
The world is our inspiration



**Press release**

**Communiqué de presse**

Colombes, May 12th 2009

# Arkema announces restructuring of its North American operations

Arkema announced today the restructuring of its North American activities.

Staff reductions within Arkema Inc., its subsidiary headquartered in Philadelphia, Pennsylvania, at its Canadian affiliate in Oakville and at production sites in Louisville and Carrollton (Kentucky), Mobile (Alabama), Memphis (Tennessee), Birdsboro and Bristol (Pennsylvania), combined with significant cost-cutting and process-efficiency improvements, will improve its cost basis by $ 40 million (€ 30 million) in 2010 and achieve a total annual savings of $ 50 million (€ 37 million) by 2012.

*" These cost-cutting measures further strengthen Arkema and its North American operations, "* said Bernard Roche, president and chief executive officer of Arkema Inc., *" both to maintain its competitive edge in the current economic downturn and to grow once the economy rebounds. "*

These restructurings of Arkema's operations in North America are part of an overall $ 740 million (€ 550 million) cost-cutting plan for the entire Group implemented since 2006.

*A global chemical company and France's leading chemical producer, Arkema consists of three business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,000 employees, Arkema achieved sales of 5.6 billion euros in 2008. With its six research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.*

**Investor Relations:**

| | | |
|---|---|---|
| Frédéric Gauvard | Tel. : +33 1 49 00 82 53 | E-mail : frederic.gauvard@arkema.com |
| Sophie Fouillat | Tel. : +33 1 49 00 86 37 | E-mail : sophie.fouillat@arkema.com |

**Press Relations:**

| | | |
|---|---|---|
| Jacques Badaroux | Tel. : +33 1 49 00 71 34 | E-mail : jacques.badaroux@arkema.com |
| Sybille Chaix | Tel. : +33 1 49 00 70 30 | E-mail : sybille.chaix@arkema.com |

ARKEMA
The world is our inspiration

RECEIVED
2009 MAY 18 A 8:[illegible]
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Press release**

**Communiqué de presse**

Paris, May 13th 2009

## ARKEMA: 1ST QUARTER 2009 RESULTS

### *STRONG POSITIVE FREE CASH FLOW (+€96M) IN A CONTINUING CHALLENGING ECONOMIC ENVIRONMENT*

- **Net debt reduction to €435 million, i.e. 21% of shareholders' equity**
- **Very low volumes, down –27% on first quarter 2008**
- **Major reduction in fixed costs reflecting in-depth internal progress**
- **Good resilience of Industrial Chemicals segment**
- **Ongoing restructuring initiatives**

| *(In millions of euros)* | 1st Quarter 2009 | 1st Quarter 2008 | Variation |
|---|---|---|---|
| **Sales** | **1,002** | **1,402** | **(27)%** |
| **EBITDA** | **57** | **150** | **(64)%** |
| ***EBITDA margin*** | ***5.2%*** | ***10.7%*** | |
| *Vinyl Products* | *0.8%* | *4.4%* | |
| *Industrial Chemicals* | *14.3%* | *13.9%* | |
| *Performance Products* | *5.3%* | *13.6%* | |
| **Recurring operating income** | **(12)** | **100** | **n/a** |
| Non-recurring items | (4) | 5 | n/a |
| **Adjusted net income** | **(30)** | **67** | **n/a** |
| **Net income – Group share** | **(35)** | **72** | **n/a** |

ARKEMA
420 rue d'Estienne d'Orves
F-92705 Colombes Cedex



www.arkema.com

The Board of Directors of Arkema, chaired by Chairman and CEO Thierry Le Hénaff, met on May 12th 2009 to review Arkema's consolidated accounts for the first quarter 2009. Thierry Le Hénaff stated, commenting on the results:

*« The very sharp drop in demand combined with de-stocking at our customers observed since November 2008 continued throughout the first quarter 2009. In this context, positive cash flow generation of some €100 million, the good performance of the Industrial Chemicals segment, and debt reduction to 21% of shareholders' equity are the direct result of the strong dynamic of internal projects and the quick rallying of teams to address these highly challenging market conditions.*

*For the coming months, visibility regarding the evolution of market conditions remains very low, and except for some more positive signs in China, we cannot see any noticeable improvement in the economic environment. In this context, we will be pursuing our efforts to adapt production capacities and enhance productivity with the same intensity in the coming weeks and months. »*

## 1ST QUARTER 2009 ACTIVITY

**Sales** stood at **€1,092** million against €1,492 million in the 1st quarter 2008, down 26.8%. The sharp downturn in demand in many end market together with de-stocking at customers which began in the 4th quarter 2008 continued throughout the 1st quarter, leading to a sharp reduction in volumes for most activities (-27.1%). On average, the price effect was negative (-1.3%), due primarily to lower prices in PVC and Acrylics. The currency translation effect was positive, primarily as a result of the rise of the US dollar vs the euro (+2.2%), and the effect of changes in the scope of business remained small (-0.6%).

**EBITDA** stood at **€57** million euros in the 1st quarter 2009 against €159 million in the 1st quarter 2008, in a very poor economic environment. The impact of the sharp decline in volumes was partly offset by restructuring plans and new projects. The structural fixed cost savings were in line with the stated target of €110 million over the year. These gains were complemented by operational measures to adapt to weak demand.

**Recurring operating income** stood at -€12 million and includes depreciation of €69 million, up by €10 million compared to the 1st quarter 2008. The increase in depreciation is the result of capital expenditures exceeding depreciation because of asset impairment losses booked prior to Arkema's stock market listing in 2006 and the appreciation of the US dollar vs the euro.

**Non-recurring items** stood at -€4 million in the 1st quarter 2009 and primarily include restructuring costs.

**Net income** (Group share) stood at -€35 million against €72 million in the 1st quarter 2008.

## SEGMENT PERFORMANCE

**Vinyl Products** sales stood at €257 million, 34% down on the 1st quarter 2008, with high caustic soda prices during the quarter unable to compensate for the sharp decline in volumes across all product lines as well as the drop in PVC prices. The deterioration in demand in construction and the de-stocking reported in the 4th quarter 2008 continued in the 1st quarter 2009. EBITDA stood at €2 million (against €17 million in the 1st quarter 2008), with lower ethylene prices and the restructuring plans undertaken particularly in the two downstream PVC activities in France and in Europe partly offsetting the decline in volumes.

**Industrial Chemicals** sales stood at €509 million against €675 million in the 1st quarter 2008. This reduction of almost 25% in the segment's sales reflects the impact on volumes of the significant contraction in demand in most end markets. The strong pressure on Acrylics sales prices due to lower propylene costs was partly offset by increases in sales prices across the segment's other business units and by a positive currency translation effect. The segment's EBITDA showed good resilience at €73 million (against €94 million in the 1st quarter 2008) despite the downturn in demand, low unit margins in Acrylics, and a very deteriorated situation in MMA in Europe. Good performance of Thiochemicals and Fluorochemicals and productivity measures launched in Acrylics, PMMA and Thiochemicals in particular contributed to limit the impact of the economic environment on the segment's results.

ARKEMA
420 rue d'Estienne d'Orves
F-92705 Colombes Cedex

**Performance Products** sales stood at €323 million in the 1st quarter 2009, 24% down on the 1st quarter 2008. Increases in average sales prices across the segment's activities and the positive currency translation effect partly compensated for the impact of the downturn in demand in construction, automotive and electronics which heavily weighed on volumes in Functional Additives and Polyamides. EBITDA stood at €17 million against €58 million in the first quarter 2008, with fixed cost savings resulting from restructuring plans and the strict control of overhead costs helping to compensate partially for the very low demand.

The **Corporate** segment totaled EBITDA of -€35 million in the 1st quarter 2009, which included in particular the impact of the sale in the 1st quarter of inventories produced with high-cost raw materials estimated at approximately -€25 million.

**CASH FLOW AND NET DEBT**

In the 1st quarter, free cash flow[1] stood at €96 million (against -€101 million in the 1st quarter 2008). Arkema therefore confirms its ability to generate cash flow in a challenging environment. Net cash flow (from operations and investments), which includes the impact of portfolio management amounting to -€31 million, stood at €65 million against -€114 million in the 1st quarter 2008.

Cash flow includes €52 million recurring capital expenditures and a reduction of working capital of +€121 million resulting both from lower raw material costs and a consolidation of actions to optimize working capital.

By end of March 2009, the group's net debt dropped to €435 million against €495 million at December 31st 2008, i.e. a very low gearing ratio of 21%. Arkema thereby demonstrates its commitment to maintain the quality and solidity of its balance sheet in today's highly challenging economic environment.

**1ST QUARTER 2009 HIGHLIGHTS**

In the 1st quarter, Arkema announced the shutdown of production, due end 2009, for methyl ethyl ketone at its La Chambre site (France) which has been experiencing structural problems. This project would involve the sale of the marketing and sales assets of this business to Sasol Solvents Germany GmbH[2].

Arkema also continued to refocus its portfolio with the acquisition of complementary product lines strengthening its specialty businesses. In this respect Arkema finalized the acquisition of the organic peroxides business of Geo Specialty Chemicals representing annual sales of approximately US$30 million, and reinforced its position in filtration for the agro-food sector with the acquisition by CECA (Specialty Chemicals BU) of Winkelmann Mineraria, which generates annual sales of the order of €6 million. Meanwhile, the vinyl compounds activity based on the Vanzaghello site (Italy), accounting for annual sales of the order of €22 million, was divested.

Finally, Arkema announced the signature with Dyneon, a world leader in fluorinated polymers, of a long-term contract for the supply in Europe by Arkema of HCFC-22. HCFC-22 is to be produced on the Pierre-Bénite site (France) from 2010.

**POST BALANCE SHEET EVENTS**

In order to adapt to the current economic situation and boost the long-term competitiveness of its activities in North America, Arkema has announced a restructuring plan within its American subsidiary Arkema Inc. Headcount reductions, significant cost-cutting and process efficiency improvement will generate cost savings of €30 million in 2010, to achieve total annual savings of €37 million by 2012.

---

[1] Cash flow from operating and investment activities excluding the impact of portfolio management.
[2] The implementation of the project is subject to the legal information and consultation process involving the trade unions of Arkema France and to the approval of the antitrust authorities in some countries.

Additionally, Arkema continued to refocus its Functional Additives business with the divestment of two non-core activities based on its Guangzhu site in China (ceramic opacifiers and catalysts for polyester resins) representing annual sales of the order of €13 million.

**OUTLOOK**

Visibility regarding market conditions in the coming months remains very limited. Arkema assumes that the global economic environment will remain highly challenging throughout the year even if volumes have been improving in China in recent weeks.

In this environment, the top priority remains a very strict management of cash flow and keeping the group's financial strength. Arkema confirms its target to generate a positive free cash flow in 2009.

The work already undertaken to reduce working capital will continue in order to generate between €100 and 150 million cash for the year. Capital expenditures should be lower than €270 million in 2009 and will focus primarily on maintenance work (MHSE[3]) and on Fluorochemicals projects in China.

Meanwhile, over and above its efforts to adapt to the economic environment, Arkema will continue its in-depth transformation by improving its cost structure, consolidating its best product lines, and driving innovation in high performance polymers as well as sustainable development areas. As stated at the beginning of the year, these internal projects should generate EBITDA gains of at least €85 million for the full year. Arkema confirms its target to reduce fixed costs by €550 million in 2010 compared to 2005.

**CORPORATE GOVERNANCE AND COMPENSATION**

Documents and information regarding the Annual General Meeting on June 15th 2009 will be available to the shareholders in accordance with the current legal and regulatory conditions. The notice of meeting is due out on May 25th 2009.

Meanwhile, in the light of the current unprecedented economic environment, following a proposal from its Chairman, the Board of Directors has decided not to award stock options this year. It has been decided to put in place a performance share award scheme only, the definitive award of such shares being subject to performance criteria.

The Chairman and Chief Executive Officer as well as the Executive Committee members have decided that they would forego this 2009 performance share award.

Information on the Chairman and Chief Executive Officer's compensation is available on the company's website: www.finance.arkema.com.

A presentation of the results is available on the company's website (www.finance.arkema.com).

**FINANCIAL CALENDAR**

| | |
|---|---|
| June 15th 2009 | Annual Shareholders Meeting |
| August 3rd 2009 | 2009 1st half results |
| November 10th 2009 | 2009 3rd quarter results |

**INVESTOR RELATIONS:**

| | | |
|---|---|---|
| Frédéric Gauvard | Tel. : +33 1 49 00 82 53 | E-mail : frederic.gauvard@arkema.com |
| Sophie Fouillat | Tel. : +33 1 49 00 86 37 | E-mail : sophie.fouillat@arkema.com |

**PRESS RELATIONS:**

| | | |
|---|---|---|
| Jacques Badaroux | Tel. : +33 1 49 00 71 34 | E-mail : jacques.badaroux@arkema.com |
| Sybille Chaix | Tel. : +33 1 49 00 70 30 | E-mail : sybille.chaix@arkema.com |

[3] Maintenance, Hygiene, Safety, Environment

*Arkema is a global chemical player consisting of three business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Established in over 40 countries with 15,000 employees, Arkema achieves sales of 5.6 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.*

**Disclaimer**

*The information disclosed in this press release may contain forward-looking statements with respect to the financial conditions, results of operations, business and strategy of Arkema. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. Arkema does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect Arkema's financial results is provided in the documents filed with the French Autorité des marchés financiers.*
*Balance sheet, income statement, cash flow statement, statement of changes in shareholders' equity and information by business segment included in this press release are extracted from the consolidated financial statements at March 31st 2009 closed by the Board of Directors of Arkema on May 12th 2009.*
*Quarterly financial information is not audited.*
*The business segment information is presented in accordance with Arkema's internal reporting system used by the management.*

*INVESTOR AND ANALYST FACTSHEET*

| | *1Q'09 in €m* | *1Q'08 in €m* | 1Q'09 vs 1Q'08 |
|---|---|---|---|
| **Sales** | **1,092** | **1,492** | **(26.8)%** |
| Vinyl Products | 257 | 389 | (33.9)% |
| Industrial Chemicals | 509 | 675 | (24.6)% |
| Performance Products | 323 | 427 | (24.4)% |
| Corporate | 3 | 1 | |
| **EBITDA** | **57** | **159** | **(64.2)%** |
| Vinyl Products | 2 | 17 | (88.2)% |
| Industrial Chemicals | 73 | 94 | (22.3)% |
| Performance Products | 17 | 58 | (70.7)% |
| Corporate | (35) | (10) | |
| **EBITDA margin** | **5.2%** | **10.7%** | |
| Vinyl Products | 0.8% | 4.4% | |
| Industrial Chemicals | 14.3% | 13.9% | |
| Performance Products | 5.3% | 13.6% | |
| Depreciation and amortization | (69) | (59) | - |
| **Recurring EBIT** | **(12)** | **100** | **n.a.** |
| Vinyl Products | (10) | 8 | n.a. |
| Industrial Chemicals | 40 | 65 | (38.5)% |
| Performance Products | (7) | 37 | n.a. |
| Corporate | (35) | (10) | |
| **NR items** | **(4)** | **5** | |
| Equity in income of affiliates | 2 | 2 | |
| Financial results | (8) | (7) | |
| Income taxes | (13) | (28) | |
| Net income of continuing operations | (35) | 72 | n.a. |
| Net income of discontinued operations | 0 | 0 | |
| **Net income – Group share** | **(35)** | **72** | **n.a.** |
| **EPS (diluted)** | **(0.58)** | **1.19** | |
| Adjusted EPS (diluted) | (0.43) | 1.11 | |
| Adjusted net income | (30) | 67 | n.a |
| **Capital expenditures** | **83** | **40** | **+107%** |
| Vinyl Products | 12 | 11 | |
| Industrial Chemicals | 25 | 17 | |
| Performance Products | 45 | 12 | |
| **Net cash flow**[4] | **65** | **(114)** | **n.a.** |
| **Free cash flow**[5] | **96** | **(101)** | |
| Working capital (versus 12/31) | 1,006 | 1,055 | |
| **WC as % of sales**[6] | **23.0%** | **18.7%** | |
| **Net debt** (versus 12/31) | **435** | **495** | |
| **Gearing**[7] | **21%** | **25%** | |

[4] Calculated as cash flow from operating activities plus cash flow from investing activities
[5] Calculated as net cash flow excluding the impact of M&A
[6] Calculated as working capital end of period divided by sales figure
[7] Calculated as net financial debt divided by shareholders' equity

**SALES AT €1,092 M VERSUS €1,492 M IN 1Q'08**

- Sales down 26.8% in 1Q'09 versus 1Q'08.
- Weak demand with volumes at –27%
- Decrease of PVC and Acrylics prices following decreasing raw material costs.
- Positive translation effect from foreign exchange rate mainly due to the strengthening of the US dollar versus euro.
- Limited impact of the changes in the scope of business mainly resulting from the:
    - acquisitions of Repsol's PMMA, Odor-Tech and of the organic peroxide business of Geo Specialty Chemicals
    - divestments of the Sanitary and Heating Pipes business of Alphacan and of the vinyl compound business in Vanzaghello (Italy).

| | Volume | Price | Scope | FX rate |
|---|---|---|---|---|
| **Arkema** | **(27.1)%** | **(1.3)%** | **(0.6)%** | **+2.2%** |
| Vinyl Products | --- | -- | - | = |
| Industrial Chemicals | --- | -- | = | ++ |
| Performance Products | --- | ++ | = | ++ |

Legend : "=" : +/- 0.5% "+" : [+0.5% - +2.5%] "++" : [+2.5% - +5%] "+++" : >+5%
"-" : [(0.5)% - (2.5)%] "--" : [(2.5)% - (5)%] "---" : <(5)%

**EBITDA AT €57 M VERSUS €159 M IN 1Q'08**

- Tough economic environment in line with the sharp decline in demand observed end of 4Q'08.
- Good resilience of Thiochemicals, Fluorochemicals and Specialty Chemicals
- Quick implementation of the announced productivity initiatives: structural savings from these initiatives in line with the €110m target set for 2009
- Further adaptation to the current economic downturn
    - Adjust production capacities to weak level demand
    - Tight control of all types of costs.
- -€25 million negative impact resulting from the sale in 1Q'09 of inventories produced at the end of 2008 with high raw material costs.
- Positive translation effect mainly from €/$ exchange rate
- No contribution from acquisitions and divestments achieved in 2008.

**VINYL PRODUCTS**

- High prices in caustic soda in 1Q'09
- Decrease of ethylene cost resulting in lower PVC prices
- Sharp contraction of demand and de-stocking at customers
- Benefits from restructuring initiatives in particular in downstream PVC

**INDUSTRIAL CHEMICALS**

- Resilience of EBITDA at €73 million (€94m in 1Q'08)
- Sharp contraction of demand in most end markets.
- Pressure on Acrylics prices and deterioration in market conditions for MMA in Europe.
- Price increases in other business units
- Good resilience of Thiochemicals and Fluorochemicals
- Positive contribution from productivity initiatives especially in Acrylics, PMMA and Thiochemicals and tight control of fixed costs.

**PERFORMANCE PRODUCTS**

- Contraction of demand in construction, automotive or electronics strongly affected volumes in Functional Additives and polyamides.
- Price increases in all business units.
- Good resilience of Specialty Chemicals
- Fixed cost savings through implementation of restructuring plans and strict control of costs.

**NON RECURRING ITEMS AT €(4) M VERSUS €5 M IN 1Q'08:** Include mainly restructuring charges

**CASH FLOWS AND NET DEBT**

| *Items* | *1Q'09* | *1Q'08* | *Comments on 1Q'09* |
|---|---|---|---|
| Operating cash flow | 142 | (45) | |
| Investing cash flow | (77) | (69) | |
| **Net cash flow** | **65** | **(114)** | Cash flows from operating and investing activities |
| Impact from M&A | (31) | (13) | Mainly acquisition of the organic peroxide business of the US company Geo Specialty Chemicals |
| **Free cash flow** | **96** | **(101)** | Excluding M&A |
| NR items | (3) | (12) | |
| **Recurring FCF** | **+99** | **(89)** | Recurring FCF excluding NR items and impact of M&A |
| Recurring capex | (52) | (36) | |
| Variation in working capital | +121 | (150) | |

- Confirmation of the priority given to cash generation and Arkema's ability to generate cash in a tougher economic environment
- €18m cash outflows from restructuring initiatives partly compensated by proceeds received from the sale of real estate.
- Net debt at €435m versus €495m at 12/31/2008 (and €576m at 03/31/3008)
- Low level of net debt at 21% of shareholders' equity which demonstrated Arkema's committment to maintain the quality and solidity of its balance sheet despite tough current market conditions.

**HIGHLIGHTS IN 1Q'09**

- Announced plan[8] to shutdown the production of methyl ethyl ketone at the La Chambre (France) industrial site by end 2009 and to sell the marketing and sales assets of this business to Sasol Solvents Germany GmbH
- Refocus of the business portfolio with the acquisitions of product lines reinforcing its portfolio of specialty businesses and the divestments of non-core assets:
  - acquisition of the organic peroxides of Geo Specialty Chemicals finalized with annual sales of approximately US$30 million
  - acquisition by CECA (Specialty Chemicals BU) of the Italian company Winkelmann Mineraria, with annual sales of around €6 million, to further expand in filtration business for the agro-food markets;
  - divestment of the vinyl compounds production activities based in Vanzaghello (Italy) generating annual sales of around €22 million.
- Signature of a long-term agreement with Dyneon, a world leader in fluoropolymers, to supply HCFC-22 in Europe. The HCFC-22 will be produced at the Pierre-Bénite industrial site (France).

[8] These plans are subject to the information/consultation of the work council.

## HIGHLIGHTS SINCE APRIL 1ST

- To further adapt to the current economic environment and to reinforce over the long term the competitiveness of its businesses in North America, Arkema announced a restructuring plan within its American subsidiary Arkema Inc. Headcount reductions, significant cost-cutting and process efficiency improvement will generate cost savings of €30 million in 2010, to achieve total annual savings of €37 million by 2012.
- Arkema continues to refocus its Functional Additives business with the divestment of two non-core product lines produced at its Chinese site of Guangzhou (ceramic opacifiers and polyester resin catalysts), which represent annual sales of around €13 million.

## OUTLOOK

- Very limited visibility
- Assume a very challenging 2009 environment
- Priority to cash and fixed cost management confirmed
  - Positive 2009 free cash flow
    - Cash from working capital optimization: +€100 to 150 million
    - CAPEX level lower than €270 million
  - EBITDA gain from structural projects greater than €85 million
  - €550 million fixed cost savings target in 2010 vs 2005 confirmed
- Strong adaptation to the economic environment
  - Adjust production capacity to the level of demand
  - Tight control of fixed costs
  - New initiatives: US$50 million cost-cutting plan in the US
- Pursue in-depth transformation of the company

# ARKEMA Financial Statements

**Consolidated financial statements - At the end of March 2009**

# INCOME STATEMENT

| (In millions of euros) | 1st Quarter 2009<br>Consolidated<br>(non audited) | 1st Quarter 2008<br>Consolidated<br>(non audited) |
|---|---|---|
| **Sales** | **1 092** | **1 492** |
| Operating expenses | (973) | (1 255) |
| Research and development expenses | (36) | (39) |
| Selling and administrative expenses | (95) | (98) |
| **Recurring operating income** | **(12)** | **100** |
| Other income and expenses | (4) | 5 |
| **Operating income** | **(16)** | **105** |
| Equity in income of affiliates | 2 | 2 |
| Financial result | (8) | (7) |
| Income taxes | (13) | (28) |
| **Net income of continuing operations** | **(35)** | **72** |
| **Net income of discontinued operations** | - | - |
| **Net income** | **(35)** | **72** |
| Of which minority interests | - | - |
| **Net income - Group share** | **(35)** | **72** |
| *Earnings per share (amount in euros)* | *(0,58)* | *1,19* |
| *Diluted earnings per share (amount in euros)* | *(0,58)* | *1,19* |
| Depreciation and amortization | (69) | (59) |
| **Recurring EBITDA** | **57** | **159** |
| **Adjusted net income** | **(30)** | **67** |
| *Adjusted net income per share (amount in euros)* | *(0,43)* | *1,11* |
| *Diluted adjusted net income per share (amount in euros)* | *(0,43)* | *1,11* |

# BALANCE SHEET

| (In millions of euros) | 31.03.2009 | 31.12.2008 |
|---|---|---|
| | (non audited) | (audited) |
| **ASSETS** | | |
| Intangible assets, net | 494 | 466 |
| Property, plant and equipment, net | 1 655 | 1 638 |
| Equity affiliates: investments and loans | 56 | 53 |
| Other investments | 20 | 22 |
| Deferred income tax assets | 27 | 25 |
| Other non-current assets | 108 | 137 |
| **TOTAL NON-CURRENT ASSETS** | **2 360** | **2 341** |
| Inventories | 977 | 1 026 |
| Accounts receivable | 764 | 838 |
| Other receivables and prepaid expenses | 126 | 149 |
| Income taxes recoverable | 15 | 22 |
| Other current assets | 30 | 30 |
| Cash and cash equivalents | 70 | 67 |
| **Total assets of discontinued operations** | - | - |
| **TOTAL CURRENT ASSETS** | **1 982** | **2 132** |
| **TOTAL ASSETS** | **4 342** | **4 473** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Share capital | 605 | 605 |
| Paid-in surplus and retained earnings | 1 440 | 1 476 |
| Treasury shares | (1) | (1) |
| Cumulative translation adjustment | (32) | (84) |
| **SHAREHOLDERS' EQUITY - GROUP SHARE** | **2 012** | **1 996** |
| **Minority interests** | **22** | **22** |
| **TOTAL SHAREHOLDERS' EQUITY** | **2 034** | **2 018** |
| Deferred income tax liabilities | 46 | 47 |
| Provisions and other non current liabilities | 851 | 835 |
| Non-current debt | 80 | 69 |
| **TOTAL NON-CURRENT LIABILITIES** | **977** | **951** |
| Accounts payable | 597 | 690 |
| Other creditors and accrued liabilities | 272 | 259 |
| Income taxes payable | 18 | 17 |
| Other current liabilities | 19 | 45 |
| Current debt | 425 | 493 |
| **Total liabilities of discountinued operations** | - | - |
| **TOTAL CURRENT LIABILITIES** | **1 331** | **1 504** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **4 342** | **4 473** |

# CASH FLOW STATEMENT

| *(In millions of euros)* | End of March 2009<br>*(non audited)* | End of March 2008<br>*(non audited)* |
|---|---|---|
| **Cash flow - operating activities** | | |
| Net income | (35) | 72 |
| Depreciation, amortization and impairment of assets | 69 | 60 |
| Provisions, valuation allowances and deferred taxes | (9) | (8) |
| (Gains)/losses on sales of assets | | (20) |
| Undistributed affiliate equity earnings | (2) | (2) |
| Change in working capital | 121 | (150) |
| Other changes | (2) | 3 |
| **Cash flow from operating activities** | **142** | **(45)** |
| **Cash flow - investing activities** | | |
| Intangible assets and property, plant, and equipment additions | (83) | (40) |
| Change in fixed asset payables | (44) | (37) |
| Acquisitions of subsidiaries, net of cash acquired | (3) | (13) |
| Increase in long-term loans | (8) | (6) |
| **Total expenditures** | **(138)** | **(96)** |
| Proceeds from sale of intangible assets and property, plant and equipment | 2 | 21 |
| Change in fixed asset receivables | 14 | |
| Proceeds from sale of subsidiaries, net of cash sold | | |
| Proceeds from sale of other investments | 3 | |
| Repayment of long-term loans | 42 | 6 |
| **Total divestitures** | **61** | **27** |
| **Cash flow from investing activities** | **(77)** | **(69)** |
| **Cash flow - financing activities** | | |
| Issuance (repayment) of shares | | (10) |
| Purchase of treasury shares | | |
| Dividends paid to parent company shareholders | | |
| Dividends paid to minority shareholders | | |
| Increase/ Decrease in long-term debt | 9 | 90 |
| Increase/ Decrease in short-term borrowings and bank overdrafts | (72) | 65 |
| **Cash flow from financing activities** | **(63)** | **145** |
| Net increase/(decrease) in cash and cash equivalents | 2 | 30 |
| Effect of exchange rates and changes in scope | 1 | (25) |
| Cash and cash equivalents at beginning of period | 67 | 58 |
| **Cash and cash equivalents at end of period** | **70** | **63** |

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

*(non audited)*

| (In millions of euros) | Shares issued | | Paid-in surplus | Retained earnings | Cumulative translation adjustment | Treasury shares | | Shareholders' equity - Group share | Minority interests | Total shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number | Amount | | | | Number | Amount | | | |
| **As of January 1, 2009** | **60 454 973** | **605** | **999** | **477** | **(84)** | **(39 707)** | **(1)** | **1 996** | **22** | **2 018** |
| Cash dividend | | | | | | | | | | |
| Issuance of share capital | | | | | | | | | | |
| Purchase of treasury shares | | | | | | | | | | |
| Cancellation of purchased treasury shares | | | | | | | | | | |
| Sale of treasury shares | | | | | | | | | | |
| Share-based payments | | | | | | | | | | |
| Other | | | | | | | | | | |
| **Transactions with shareholders** | | | | | | | | | | |
| Net income | | | | (35) | | | | (35) | | (35) |
| Income and expenses recognized directly through equity | | | | (1) | 52 | | | 51 | | 51 |
| **Total of recognized income and expenses** | | | | **(36)** | **52** | | | **16** | | **16** |
| **As of March 31, 2009** | **60 454 973** | **605** | **999** | **441** | **(32)** | **(39 707)** | **(1)** | **2 012** | **22** | **2 034** |

## RECOGNIZED INCOME AND EXPENSES

*(non audited)*

**As of March 31, 2009**

| En millions of euros | Shareholders' equity - Group share | Minority interests | Total shareholders' equity |
|---|---|---|---|
| **Net income** | **(35)** | | **(35)** |
| Changes in items recognized directly through equity | 8 | - | 8 |
| Actuarial gains or losses net of taxes | (9) | - | (9) |
| Change in translation adjustments | 52 | - | 52 |
| Others | - | - | - |
| **Total of income and expenses recognized directly through equity** | **51** | - | **51** |
| **Total of income and expenses recognized** | **16** | | **16** |

## INFORMATION BY BUSINESS SEGMENT

*(non audited)*

| *(In millions of euros)* | 1st Quarter 2009 | | | | |
|---|---|---|---|---|---|
| | Vinyl Products | Industrial Chemicals | Performance Products | Corporate | Group total |
| Non-Group sales | 257 | 509 | 323 | 3 | **1 092** |
| Inter-segment sales | 15 | 23 | 4 | - | |
| **Total sales** | **272** | **532** | **327** | **3** | |
| **Recurring operating income** | **(10)** | **40** | **(7)** | **(35)** | **(12)** |
| **Other income and expenses** | **(3)** | **1** | **-** | **(2)** | **(4)** |
| **Operating income** | **(13)** | **41** | **(7)** | **(37)** | **(16)** |
| Equity in income of affiliates | 2 | - | - | - | 2 |
| Depreciation and amortization | (12) | (33) | (24) | - | (69) |
| Asset impairment | - | - | - | - | - |
| Changes in non-current provisions recognized through income | 1 | 2 | (4) | 8 | 7 |
| **Recurring EBITDA** | **2** | **73** | **17** | **(35)** | **57** |
| **Intangible assets and property, plant and equipment, additions** | **12** | **25** | **45** | **1** | **83** |
| Of which exceptional intangible assets | - | 3 | 28 | - | 31 |

| *(In millions of euros)* | 1st Quarter 2008 | | | | |
|---|---|---|---|---|---|
| | Vinyl Products | Industrial Chemicals | Performance Products | Corporate | Group total |
| Non-Group sales | 389 | 675 | 427 | 1 | **1 492** |
| Inter-segment sales | 16 | 38 | 5 | - | |
| **Total sales** | **405** | **713** | **432** | **1** | |
| **Recurring operating income** | **8** | **65** | **37** | **(10)** | **100** |
| **Other income and expenses** | **2** | **-** | **-** | **3** | **5** |
| **Operating income** | **10** | **65** | **37** | **(7)** | **105** |
| Equity in income of affiliates | 2 | - | - | - | 2 |
| Depreciation and amortization | (9) | (29) | (21) | - | (59) |
| Asset impairment | - | - | - | - | - |
| Changes in non-current provisions recognized through income | 6 | - | - | (3) | 3 |
| **Recurring EBITDA** | **17** | **94** | **58** | **(10)** | **159** |
| **Intangible assets and property, plant and equipment, additions** | **11** | **17** | **12** | **0** | **40** |
| Of which exceptional intangible assets | 4 | - | - | - | 4 |